Exhibit 99.1

Icon Reports Revenues of $225 Million up 2% on Prior Year (Nasdaq:ICLR) (ISIN:IE0005711209)

DUBLIN--(BUSINESS WIRE)--October 21, 2010--

Highlights – Third Quarter 2010

* Net revenue of $225 million, a 2% increase vs. Q3 2009

* Operating margin of 12.0% before central lab and foreign exchange translation losses.

* Operating margin of 7.8% on a GAAP basis

* GAAP EPS of 33 cent

* Net cash rises to $231 million

* Gross new business wins for the quarter of $317m (net $225m)

ICON (NASDAQ: ICLR) )(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2010.

Net revenues for the quarter were $225 million, representing a 2% increase over net revenues of $220 million for the same quarter last year. On a constant currency basis revenue grew by 7%. Year-to-date, net revenues were $668 million, representing a 1% increase over the same period last year.

Income from operations was $17.6 million or 7.8% of revenue, after the central lab incurred operating losses of approx $4.6 million and a further $3.0 million of cost reduction and other non-recurring charges. In addition, foreign exchange translation losses of $1.8 million were incurred. Excluding these, operating income was $27 million compared to $30.4 million for the same quarter last year.

The company recognised a tax gain in the current quarter of $2.0m, compared to $5.8m of a charge in Q3 2009.

Net income was $19.9 million or 33 cents per share on a diluted basis, compared to $23.9 million or 40 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 36 days at September 30, 2010, compared to 33 days at December 31, 2009.

The company’s net cash, amounted to $231 million at September 30, 2010, compared to net cash of $221 million at the end of June 2010 and $194 million at December 31, 2009.

“Our clinical business had another solid quarter and gross new business awards were in line with expectations at $317 million and net bookings were $225 million.” commented CEO Mr Peter Gray. “The expansion of our central lab global footprint continues to be validated by another strong quarter of business wins yielding a year-to-date net book to bill of 1.8. However, this growing backlog did not convert to revenue as quickly as forecast. Cost reduction actions have already been taken and further cost alignment measures are planned. Overall, ICON remains in a strong position and continues to invest in its business in order to benefit from the opportunities that are arising as our customers transition to new development models.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its third quarter conference call today, October 21, 2010 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 71 locations in 39 countries and has approximately 7,800 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON plc

Consolidated Income Statements (Unaudited) (Before one time net charges)

Three and Nine Months ended September 30, 2010 and September 30, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Gross Revenue	323,230	317,179	945,868	936,686

Reimbursable expenses	98,135	96,818	277,910	276,493

Net Revenue	225,095	220,361	667,958	660,193

Costs and expenses
Direct costs	139,460	127,179	401,647	376,493
Selling, general and administrative	60,008	54,369	171,225	173,637
Depreciation and amortization	8,002	8,404	25,005	23,420

Total costs and expenses	207,470	189,952	597,877	573,550

Income from operations	17,625	30,409	70,081	86,643

Net interest income/(expense)	276	(693)	145	(2,304)

Income before provision for income taxes	17,901	29,716	70,226	84,339

Provision for income taxes	1,998	(5,765)	(5,255)	(16,687)

Net income	19,899	23,951	64,971	67,652

Net income per ordinary share
Basic	$0.33	$0.41	$1.09	$1.15

Diluted	$0.33	$0.40	$1.07	$1.13

Weighted average number of ordinary shares
Basic	59,940,045	58,624,028	59,576,777	58,579,402

Diluted	60,743,403	59,953,574	60,576,058	59,781,092

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Nine Months ended September 30, 2010 and September 30, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Gross Revenue	323,230	317,179	945,868	936,686

Reimbursable expenses	98,135	96,818	277,910	276,493

Net Revenue	225,095	220,361	667,958	660,193

Costs and expenses
Direct costs	139,460	127,179	401,647	376,493
Selling, general and administrative	60,008	54,369	171,225	173,637
Depreciation and amortization	8,002	8,404	25,005	23,420
One time net charges				8,941
Total costs and expenses	207,470	189,952	597,877	582,491

Income from operations	17,625	30,409	70,081	77,702

Net interest income/(expense)	276	(693)	145	(2,304)

Income before provision for income taxes	17,901	29,716	70,226	75,398

Provision for income taxes	1,998	(5,765)	(5,255)	(11,973)

Net income	19,899	23,951	64,971	63,425

Net income per ordinary share
Basic	$0.33	$0.41	$1.09	$1.08

Diluted	$0.33	$0.40	$1.07	$1.06

Weighted average number of ordinary shares
Basic	59,940,045	58,624,028	59,576,777	58,579,402

Diluted	60,743,403	59,953,574	60,576,058	59,781,092

ICON plc

Summary Balance Sheet Data

September 30, 2010 and December 31, 2009
(Dollars, in thousands)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Net cash	231,289	194,028

Accounts receivable	174,375	191,924
Unbilled revenue	97,218	92,080
Payments on account	(143,583)	(165,198)
Total	128,010	118,806

Working Capital	306,478	235,906

Total Assets	937,857	908,398

Shareholder's Equity	647,163	572,246

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan VP Corp Fin+353 12912000 All at ICON.

	http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Ciaran Murray Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan VP Corp Finance
+ 353 –1-291-2000